JMGTSSTV NETWORK www.jmgtventures.com

4/15/2013

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: JMGT Studios Satellite Television Network LLC/Application For Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-186198)

Ladies and Gentlemen:

On January 25, 2013, JMGT Studios Satellite Television Network LLC, a California corporation (the “Company”), filed Registration Statement No. 333-186198 on Form S-1 (together with applicable exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission. The Company has determined at this time not to proceed with the offering due to market conditions and specifically passive member management participation and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act. Pursuant to Rule 418, the Company requests that all materials provided supplementally to the Staff be returned to the Company. In addition, the Company requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. If you have any questions regarding this letter, please contact the Company’s CEO/General Manager, JayCee James, at (760) 671-0014.

JMGT Studios Satellite Television Network LLC

By: /s/ JayCee James

JayCee James

CEO/General Manager

U.S. 1 (760) 671-0014 contact@jmgtventures.com Correspondence mailing address: 7485 SVL Box, Victorville, CA, 92395

CUSIP NO. 46621V 20 2 CL AS S B CERTIFICATE NUMBER
Certificate of Units JMGT Studios Satellite Television Network, LLC Limited Liability Company. SPECIMEN  Organized in the state of California has a total of 5 members at DATE From whom transferred CERTIFICATE NUMBER UNITS: is a member of the above limited liability company, and holds a% interest in the above named company representing Number (0) Units of the Class B Units of JMGT Studios Satellite Television Network, LLC., a California limited liability company, which is entitled to all benefits of such membership. Such benefits are subject to the membership duties and obligations set forth in the limited liability company operating agreement. Changes in the actual Membership Units held by the Members are reflected in the Certificate Register of the Company.
IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by the CEO/General Manager on behalf of its Members as of this 4 day of June 2012;
THIS CERTIFIES THAT THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED OR PLEDGED IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIRMENTS OF SAID ACT. COPIES OF THE AGREEMENT, IF ANY, COVERING THE PURCHASE OF THESE UNITS AND RESTRICTING THEIR TRASNSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE CORPORATION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION. THE SHARE, TRANSFER, OR HYPOTHECATION OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY PROVISIONS OF AN AGREEMENT AMONG THE ISSUER OF THESE UNITS AND ITS UNITHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER
JayCee James Secretary JayCee James Owner/Founder, Managing Member NOTICE. THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR. WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATSOEVER.